Exhibit 12.7
Illinois Power Company
Computation of Ratios of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2003	2004(1)	2005	2006	2007
Net income from continuing operations	$117,113	$137,538	$97,039	$56,659	$25,780
Less - Change in accounting principle	(2,294)	-	-	-	-
Less - Income from equity investee	-	-	-	-	-
Add - Taxes based on income	76,023	87,591	65,171	37,246	15,341

Net income before income taxes and change in accounting principle	195,430	225,129	162,210	93,905	41,121

Add - fixed charges:
Interest on long-term debt	146,045	112,616	41,028	46,167	69,085	(2)
Estimated interest cost within rental expense	1,895	1,696	1,290	205	234
Amortization of net debt premium, discount, expenses and losses	17,751	18,772	2,315	3,537	8,454

Total fixed charges	165,691	133,084	44,633	49,909	77,773

Earnings available for fixed charges	361,121	358,213	206,843	143,814	118,894

Ratio of earnings to fixed charges	2.17	2.69	4.63	2.88	1.52

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	2,294	2,294	2,294	2,294	2,294
Adjustment to pretax basis	1,434	1,461	1,542	1,508	1,365

	3,728	3,755	3,836	3,802	3,659

Combined fixed charges and preferred stock dividend requirements	$169,419	$136,839	$48,469	$53,711	$81,432

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.13	2.61	4.26	2.67	1.46

(1)	Ameren Corporation purchased Illinois Power Company on September 30, 2004, amounts include combined predecessor and successor financial information.

(2)	Includes FIN 48 interest expense